CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

For the three months ended November 30, 2017 and 2016

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators,

the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements, or the related Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

	Note	November 30, 2017	August 31, 2017

ASSETS
Current
Cash	5	$ 783,583	$ 1,243,911
Amounts receivable	6	4,440	4,166
Investments and marketable securities	7	218,320	220,040
Advances and prepaid expenses	8	18,539	42,100
		1,024,882	1,510,217

Equipment	9	45,645	49,388
Exploration and evaluation assets	10	926,790	894,015

		$ 1,997,317	$ 2,453,620

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 180,185	$ 268,033

Shareholders’ Equity
Share capital	12	31,280,144	31,280,144
Stock-based reserve		7,006,899	7,006,899
Warrant reserves		5,155,664	5,155,664
Accumulated other comprehensive loss		(73,639)	(38,323)
Deficit		(41,551,936)	(41,218,797)
		1,817,132	2,185,587

		$ 1,997,317	$ 2,453,620

Nature and continuance of operations                                 1

Subsequent events                                                          16

These condensed consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on January 18, 2018.

They are signed on the Company’s behalf by:

“Joseph Hebert”                                                             “Kevin Nishi”

Joseph Hebert, Director                                                  Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended November 30,
	Note	2017	2016

Expenses
Consulting fees	13	$ 37,500	$ 28,125
Depreciation		3,498	4,884
Directors’ fees	13	13,510	10,162
Exploration and evaluation expenditures	10	205,117	327,545
Foreign exchange		(46,968)	(79,163)
Insurance		5,721	6,908
Investor relations		30,383	44,263
Office, rent, telephone, sundry		18,266	14,993
Professional fees		10,815	3,009
Travel and promotion		4,658	2,905
Transfer agent, filing and regulatory		6,706	3,688
Wages and benefits	13	43,473	58,318
		(332,679)	(425,637)

Interest income		119	569
Gain/(loss) on sale of equipment		(579)	-
		(460)	569
Loss for the period		(333,139)	(425,068)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		(7,000)	(2,000)
Foreign currency translation differences for foreign operations		(28,316)	(18,906)
Comprehensive loss for the period		$ (368,455)	$ (445,974)
Basic and diluted loss per share		$ (0.00)	$ (0.00)
Weighted average number of shares outstanding		105,005,077	103,380,807

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Three months ended November 30,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (333,139)	$ (425,068)

Items not involving cash:
Depreciation	3,498	4,884
Unrealized foreign exchange gain	(52,557)	(82,657)
Loss on disposal of equipment	579	-

Changes in non-cash working capital balances:
Amounts receivable	(274)	715
Advances and prepaid expenses	23,561	33,742
Accounts payable and accrued liabilities	(87,848)	(42,368)
	(446,180)	(510,752)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(27,311)	(105,852)
Exploration and evaluation asset recoveries	-	-
	(27,311)	(105,852)
Effect of foreign exchange on cash	13,163	56,421
Change in cash during the period	(460,328)	(560,183)
Cash, beginning of period	1,243,911	4,048,000
Cash, end of period	$ 783,583	$ 3,487,817

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

	Three months ended November 30,
	2017	2016

Share capital:
Balance, beginning of the period	$ 31,280,144	$ 31,148,478
Issuance of common shares	-	-
Share issue costs	( -)	( -)
Balance, end of the period	31,280,144	31,148,478

Reserves:
Stock-based:
Balance, beginning of the period	7,006,899	6,873,431
Stock-based compensation	-	-
Balance, end of the period	7,006,899	6,873,431

Warrants:
Balance, beginning of the period	5,155,664	5,155,664
Issuance of warrants	-	-
Balance, end of the period	5,155,664	5,155,664

Deficit:
Balance, beginning of the period	(41,218,797)	(38,573,018)
Net loss for the period	(333,139)	(425,068)
Balance, end of the period	(41,551,936)	(38,998,086)

Accumulated other comprehensive income (loss):
Marketable securities fair value reserve:
Balance, beginning of the period	13,600	21,600
Net change in fair value of marketable securities	(7,000)	(2,000)
Balance, end of the period	6,600	19,600

Foreign currency translation adjustment:
Balance, beginning of the period	(51,923)	(86,411)
Change for the period	(28,316)	(18,906)
Balance, end of the period	(80,239)	(105,317)
Total accumulated other comprehensive income (loss)	(73,639)	(85,717)
Total shareholders’ equity	$ 1,817,132	$ 4,093,770
Number of common shares outstanding:
Balance, beginning of the period	105,005,077	103,380,807
Shares issued during period	-	-
Number of common shares outstanding	105,005,077	103,380,807

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is 15381 – 36th Avenue, South Surrey, BC V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the three months ended November 30, 2017, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities, which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2017.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries, Colombian subsidiaries, and Colombian branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2017.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2017.

New standards, interpretations and amendments not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective as of November 30, 2017, and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments not yet effective (continued)

          i.        New standards, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment in relation to the classification and measurement of share-based payment transactions. The amendments address three main areas:

•	The effects of vesting conditions on the measurement of a cash-settled share-based payment transaction;
•	The classification of a share-based payment transaction with net settlement features for withholding tax obligations; and
•	The accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity- settled.

New standard IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

New standard IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services) and applies to all revenue arising from contracts with customers, unless the contracts are in the scope of other standards, such as IAS 17 (or IFRS 16 Leases, once applied). Its requirements also provide a model for the recognition and measurement of gains and losses on disposal of certain non-financial assets, including property, plant and equipment and intangible assets.

The standard outlines the principles an entity must apply to measure and recognise revenue. The core principle is that an entity will recognise revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: fair value through profit or loss (FVTPL); held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2017. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2017	August 31, 2017
Cash	FVTPL	$ 783,583	$ 1,243,911
Amounts receivable	Loans and receivables	4,440	4,166
Marketable securities	Available-for-sale	25,000	32,000
Investments	Available-for-sale	193,320	188,040
Advances	Loans and receivables	477	473
Accounts payable and accrued liabilities	Other liabilities	180,185	268,033

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The fair value of cash, marketable securities, and investments are determined as follows:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2017
	Level 1	Level 2	Level 3
Cash	$ 783,583	$ -	$ -	$ 783,583
Marketable securities	25,000	-	-	25,000
Investments	-	-	193,320	193,320
Total	$ 808,583	$ -	$ 193,320	$ 1,001,903

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2017.

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

5.	CASH

	As at November 30, 2017	As at August 31, 2017
Canadian dollar denominated deposits	$ 320,225	$ 397,772
US dollar denominated deposits	404,286	812,862
Colombian Peso denominated deposits	59,072	33,277

Total	$ 783,583	$ 1,243,911

6.	AMOUNTS RECEIVABLE

	As at November 30, 2017	As at August 31, 2017
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 2,841	$ 2,580
Other amounts receivable	1,599	1,586

Total	$ 4,440	$ 4,166

7.	INVESTMENTS AND MARKETABLE SECURITIES

At November 30, 2017, the Company had the following investments and marketable securities:

			August 31, 2017	November 30, 2017		Fair Value at November 30, 2017
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the three month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Prism Resources Inc. (“Prism”)	200,000	$ 18,400	$ 13,600	$ (7,000)	$ 6,600	$ 25,000
Privately held companies:
Alaska Gold Torrent, LLC	300	188,040	-	5,280	5,280	193,320
	200,300	$ 206,440	$ 13,600	$ (1,720)	$ 11,880	$ 218,320

8.	ADVANCES AND PREPAID EXPENSES

	As at November 30, 2017	As at August 31, 2017
Advances held by employees in Colombia	$ 477	$ 473
Prepaid expenses in Canada	18,062	41,627
Total	$ 18,539	$ 42,100

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment	TOTAL
Cost:
Balance at August 31, 2017	$ 1,391	$ 73,258	$ 9,993	$ 52,385	$ 90,714	$ 66,486	$ 294,227
Assets acquired	-	-	-	-	-	-	-
Assets disposed of	(1,391)	-	-	-	-	-	(1,391)
Foreign exchange adjustments	-	2,057	280	1,471	-	-	3,808
Balance at November 30, 2017	$ -	$ 75,315	$ 10,273	$ 53,856	$ 90,714	$ 66,486	$ 296,644

Accumulated depreciation:
Balance at August 31, 2017	$ 812	$ 71,920	$ 8,306	$ 42,718	$ 78,456	$ 42,627	$ 244,839
Depreciation	-	100	84	605	920	1,789	3,498
Assets disposed of	(812)	-	-	-	-	-	(812)
Foreign exchange adjustments	-	2,022	236	1,216	-	-	3,474
Balance at November 30, 2017	$ -	$ 74,042	$ 8,626	$ 44,539	$ 79,376	$ 44,416	$ 250,999

Carrying amounts:
August 31, 2017	$ 579	$ 1,338	$ 1,687	$ 9,667	$ 12,258	$ 23,859	$ 49,388
November 30, 2017	$ -	$ 1,273	$ 1,647	$ 9,317	$ 11,338	$ 22,070	$ 45,645

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION AND EVALUATION ASSETS

Miranda acquires mineral properties through application, staking, and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and / or share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at November 30, 2017, are as follows:

	August 31, 2017	Additions	Recoveries	Write-off	Effect of movement in exchange rates	November 30, 2017

Alaska:
Renshaw Royalty	$ 194,562	$ 27,311	$ -	$ -	$ 5,464	$ 227,337

Colombia:
Argelia	265,240	-	-	-	-	265,240
Antares	99,909	-	-	-	-	99,909
Cerro Oro	-	-	-	-	-	-
Mallama	298,216	-	-	-	-	298,216
Oribella	36,088	-	-	-	-	36,088

699,453	-	-	-	-	699,453
$ 894,015	$ 27,311	$ -	$ -	$ 5,464	$ 926,790

Complete details on the Company’s exploration and evaluation assets and expenditures can be found in Note 10 of the August 31, 2017, annual consolidated financial statements.

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the three-month period ended November 30, 2017, and 2016 are as follows:

	Three months ended November 30, 2017			Three months ended November 30, 2016
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures

North America:
General exploration	$ 6,214	$ -	$ 6,214	$ -	$ -	$ -
Lucky Shot / Willow	-	-	-	54,743	-	54,743
	6,214	-	6,214	54,743	-	54,743

Colombia:
Antares	4,973	-	4,973	-	-	-
Argelia	14,918	-	14,918	-	-	-
Cerro Oro	1,989	-	1,989	-	-	-
Mallama	29,835	-	29,835	-	-	-
Oribella	39,781	-	39,781	-	-	-
General exploration	107,407	-	107,407	272,802	-	272,802
	198,903	-	198,903	272,802	-	272,802
TOTAL	$ 205,117	$ -	$ 205,117	$ 327,545	$ -	$ 327,545

a)	Lucky Shot project, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Lucky Shot (previously called Willow Creek) property with Alaska Hardrock Inc. The Lucky Shot project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8% - subject to the purchase of the 3.3% Renshaw Royalty (below).

Lease Due Dates	Minimum payment to Lessor (in US dollars)
November 15, 2013 (paid)	50,000
January 15, 2014 to January 15, 2017 (paid)	550,000
January 15, 2018 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Lucky Shot project with Gold Torrent, Inc. (“GTI”). During fiscal 2017, GTI completed the initial earn-in obligation prescribed under the Agreement, and entered into a mining joint venture agreement (“Mining Venture Agreement”), contemporaneously forming Alaska Gold Torrent, LLC (“AGT LLC”), an Alaska limited liability company. The initial ownership of AGT LLC was 70% GTI and 30% Miranda.

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Lucky Shot project, Willow Creek mining district, Alaska (continued)

During the year ended August 31, 2017, the Company transferred its share of AGT LLC from exploration and evaluation assets (Willow Creek) to investments and marketable securities (Note 7). The Company determined that significant influence did not exist and recorded the investment at cost.

On November 6, 2017, GTI presented a “capital cash call” to the Company, requesting the payment of approximately US$5,000,000. The Company did not fund this “capital cash call” and instead allowed its interest in AGT LLC to be diluted to 14%, pursuant to the Mining Venture Agreement.

On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with GTI for the sale of its 14% diluted interest in AGT LLC. The closing date (“Closing Date”) shall be the date on which GTI completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties. The LOI will automatically expire on May 1, 2018, or on such other date as mutually agreed upon by the parties.

Pursuant to the LOI, the purchase price to be paid by GTI shall consist of:

•	US$1,000,000 - as a firm obligation, in cash, to be paid to Miranda by GTI as follows:

o	US$250,000 paid on the Closing Date;
o	US$250,000 on the first annual anniversary of the Closing Date; and
o	US$500,000 on the second annual anniversary of the Closing Date.

•	500,000 share units of GTI (one common share and ½ warrant) to be issued to the Company by GTI at the Closing Date: and

•	Payment by GTI to the Company of US$4.00 per ounce of gold produced by AGT LLC in excess of 120,000 ounces - up to a maximum of 400,000 ounces – such payment expected to total US$1,120,000.

b)	Renshaw Royalty

The Company has an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Lucky Shot (Willow Creek), Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% of the ‘A’ Royalty for each cumulative US$143,000 of principal paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

b)	Renshaw Royalty (continued)

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are generally consistent with those of the ‘A’ Royalty.

As at November 30, 2017, the Company has paid $227,337 (US$125,000 principal plus US$51,394 interest) towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

c)	Colombia – Antares Project

On October 9, 2015, the Company executed an option agreement (the “Antares Option”) by and among Activos Mineros de Colombia S.A.S. (“AMC”), the Company, and the Company’s subsidiary MAD II, and the Colombian Branch of MAD II to acquire the Antares property. On October 14, 2016, the Company paid the annual minimum operation payment to AMC of $76,880 (US$60,000) pursuant to the Antares Option. Upon commencing commercial production (as defined in the agreement), the minimum operation payments will cease and the payment of a 1.8% NSR will commence. No further payments will be due on Antares until 30-days after the registration of the Mining Concession Contract for Antares with the National Mining Registry of Colombia.

On March 7, 2017, the Company signed an option agreement (the “Agreement”) that allows IAMGOLD Corporation (“IAMGOLD”) (TSX: IMG, NYSE: IAG) to earn an interest in the Antares Project in Colombia by conducting exploration on a scheduled earn-in basis.

IAMGOLD is required to incur US$100,000 in expenditures during calendar year 2017 to maintain the right to enter into the option which begins on the later of January 1, 2018, or such other date on which mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2017	As at August 31, 2017
Trade and other payables in Canada	$ 48,889	$ 42,619
Trade and other payables in the USA	994	720
Trade and other payables in Colombia	11,981	34,768
Amounts payable and accrued liabilities to related parties	28,105	14,422
Accrued employment termination liabilities to a related party	90,216	175,504

Total	$ 180,185	$ 268,033

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

At November 30, 2017, the Company had 105,005,077 common shares issued and outstanding (August 31, 2017 – 105,005,077).

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The Board of Directors determines the vesting terms of each stock option grant at the time of the grant.

The continuity for stock options for the three-month period ended November 30, 2017, is as follows:

Number outstanding Aug 31, 2017	Granted	Exercised	Expired/ Cancelled	Number outstanding Nov. 30, 2017	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
875,000	-	-	(875,000)	-	$ 0.305	Sep. 24, 2017	-
722,500	-	-	-	722,500	$ 0.155	Oct. 17, 2018	0.88 yrs
960,000	-	-	-	960,000	$ 0.145	Sep. 3, 2019	1.76 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	2.21 yrs
1,425,000	-	-	-	1,425,000	$ 0.12	Jan. 28, 2021	3.16 yrs
300,000	-	-	-	300,000	$ 0.12	Apr. 25, 2021	3.40 yrs
2,175,000	-	-	-	2,175,000	$ 0.09	Jan. 25, 2022	4.16 yrs
6,557,500	-	-	(875,000)	5,682,500	$ 0.118	(weighted average)	3.01 yrs
			Exercisable	5,682,500	$ 0.118	(weighted average)	3.01 yrs

As at November 30, 2017, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.118. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at November 30, 2017, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of November 30, 2017, being $0.055.

d)	Share Purchase Warrants:

The continuity for share purchase warrants for the three months ended November 30, 2016, is as follows:

Number outstanding August 31, 2017	Issued	Exercised	Expired/ Cancelled	Number outstanding Nov. 30, 2017	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017 (1)	0.05 yrs
29,140,555	-	-	-	29,140,555	$ 0.120	Jun.23, 2021	3.56 yrs
49,976,355	-	-	-	49,976,355	$ 0.226	(weighted average)	2.10 yrs

(1) – Expired subsequently

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

             Name                                                                           Nature of transactions

Goldnor Global Management Inc. (“GGMI”)                        Consulting as CFO, Corporate Secretary,

                                                                                corporate compliance services and

                                                                                financial reporting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

Three months ended
	November 30, 2017	November 30, 2016
Consulting fees – GGMI	$ 37,500	$ 28,125

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

b)	Compensation of directors and members of key management personnel (CEO, CFO, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the three-month period ended November 30, 2017, and 2016 were as follows:

	Three months ended
	November 30, 2016	November 30, 2015
Consulting fees	$ 37,500	$ 28,125
Salaries and benefits (1)	84,834	90,429
Directors fees	13,510	10,162
Share based compensation	-	-
Total	$ 135,844	$ 128,716

(1) – a portion of salaries are included in exploration and evaluation expenditures

14.	SEGMENTED DISCLOSURE

The Company operates in the mineral exploration sector within Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets, and geographical exploration expenditures.

12

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2017

(Unaudited - stated in Canadian dollars)

15.	Management of Capital

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk. The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary, depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank accounts and / or short-term guaranteed investment certificates.

The Company estimates that it will require additional funding to carry out its exploration plans and operations through the next twelve months.

16.	SUBSEQUENT EVENTS

Subsequent to November 30, 2017, and except where disclosed elsewhere:

a)	On December 19, 2017: 20,835,800 warrants expired, unexercised; and
b)	On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination will include the unwinding of the trust agreement between the Company, the lessees, and the trustee.

13

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2017

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three months ended November 30, 2017 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2017, 2016, and 2015 all of which are available on the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to January 17, 2018.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while preserving its treasury.

The highlights of the Company’s activities in the three months ended November 30, 2017, and up to the date of this MD&A, include:

  On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with Gold Torrent for the sale of its 14% diluted interest in AGT LLC. The closing date shall be the date on which Gold Torrent completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties. The LOI will automatically expire on May 1, 2018, or on such other date as mutually agree upon by the parties; and
  On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination will include the unwinding of the trust agreement between the Company, the lessees, and the trustee.

1 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

Alaska Update – Lucky Shot (Willow Creek) Project

Joint Venture Agreement

On November 5, 2014, the Company signed a definitive agreement with Gold Torrent on its Willow Creek / Lucky Shot project in Alaska that supersedes the letter of intent signed on August 6, 2014. Under the terms of the agreement, Gold Torrent will be the operator of the Alaska Gold Torrent, LLC joint venture; Gold Torrent will sole fund the first US$10 million (“Initial Capital”) of expenditures on the joint venture to incrementally earn a 70% interest in the joint venture at which time Miranda will have a 30% interest in the joint venture; the parties will proportionately fund any capital expenditures in excess of the Initial Capital (“Excess Capital”); and the Company will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial capital, Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

Sale of AGT LLC to Gold Torrent

On November 6, 2017, Gold Torrent presented a “capital cash call” to the Company, requesting the payment of approximately US$5.0m from Miranda. The Company did not fund this “capital cash call” and instead allowed its interest in AGT LLC to be diluted to 14%, pursuant to the agreement.

On November 11, 2017, the Company signed a binding Letter of Agreement (“LOI”) with Gold Torrent for the sale of its diluted interest in AGT LLC. The closing date shall be the date on which Gold Torrent completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties. The LOI will automatically expire on May 1, 2018, or on such other date as mutually agree upon by the parties.

The purchase price to be paid by Gold Torrent shall consist of:

•	US$1,000,000 - as a firm obligation, in cash, to be paid to Miranda by Gold Torrent as follows:

o	US$250,000 paid on the Closing Date;
o	US$250,000 on the first annual anniversary of the Closing Date; and
o	US$500,000 on the second annual anniversary of the Closing Date.

•	500,000 share units of GTI (one common share and ½ warrant) to be issued to the Company by Gold Torrent at the Closing Date: and

•	Payment by Gold Torrent to the Company of US$4.00 per ounce of gold produced by the AGT LLC in excess of 120,000 ounces - up to a maximum of 400,000 ounces – such payment expected to total US$1,120,000.

Renshaw Royalty purchase

The Company has an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Lucky Shot (Willow Creek), Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw.

2 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and instalments that are generally consistent with those of the ‘A’ Royalty.

As at November 30, 2017, the Company has paid $227,337 (US$125,000 principal plus US$51,394 interest) towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

Colombia Update

Miranda maintains four active projects in Colombia: Antares, Argelia, Mallama, and Oribella.

Miranda continues to refine its Colombia exploration models including a re-focus towards epithermal gold vein and replacement systems with higher grade potential. Recently Miranda began evaluating a stratiform copper-silver province through reconnaissance and evaluations of third party projects. This province displays values commonly of 1.5 to 2.5% copper and are the first reported occurrence of these systems in Colombia.

Miranda is actively seeking partners for its Colombia projects – Argelia, Mallama, and Oribella.

Antares Project – the Option Agreement

On March 15, 2017, the Company announced that it had signed an Option Agreement (the “Agreement”) that allows IAMGOLD Corporation (“IAMGOLD”) to earn an interest in the Antares Project by conducting exploration on a scheduled earn-in basis. IAMGOLD will operate the project with input from Miranda.

IAMGOLD is required to incur US$100,000 in expenditures during the calendar year 2017 (complete) to maintain the right to enter into the option which begins on the later of January 1, 2018, or such other date on which the mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government. At such time, should IAMGOLD elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

The Agreement grants IAMGOLD an option to acquire an initial undivided 51% interest in the mineral rights of Antares by funding a total of US$5,000,000 in expenditures - including a commitment to drill at least 3,000 meters - over four years. IAMGOLD also has a second option to acquire a further undivided 14% interest in the mineral rights, for an aggregate 65% interest by making additional exploration expenditures of US$7,000,000 - including a commitment to drill at least 12,000 meters within a subsequent term of four years - from the exercise of the first option. IAMGOLD can attain a further 10% interest, for an aggregate 75% in the mineral rights of Antares, by providing Miranda, at its election, the required financing for mine construction.

Antares Project – the project details

The Antares Project consists of ten primarily contiguous exploration applications. The project covers 10,500 hectares, and is located 20 kilometers east-northeast of Medellin and 45 kilometers west-southwest of the Gramalote deposit within the Antioquia Department. There are two operating mines within 40 kilometers of Antares - Red Eagle Mining Corporation’s San Ramon Mine and Antioquia Gold Inc.’s Cisneros project - indicating it is possible to permit mines in this part of Antioquia in less than two years.

3 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

The Antares Project was generated using Gramalote as a deposit analog model. Antares is a granite-hosted sheeted vein and fracture and stockwork-hosted gold system within northeast shear zones hosted within the Antioquia Batholith, characteristics similar to Gramalote. Antares is notable for its numerous large hydraulically mined excavations of in situ, bulk-mineralized granite that occur on a northeast trend through the project. Gramalote is also characterized by areas of hydraulic mining, including zones which lie within its resource and designed pit area.

Antares mineralization occurs within the geochemical footprint of an impressive stream sediment anomaly extending for at least 14-square kilometers at a reconnaissance survey density of 2 to 3 samples per square kilometer, with nearly all values greater than 300 ppb Au in conventional stream sediment samples. The Santa Rita and Guaricu pits (hydraulic excavations) show consistent mineralization in systematic channel samples, with anomalies in the Santa Rita pit extending for 300 meters by 150 meters - with gold values from below detection up to 9.0 g Au/t in two-meter channel samples - but with channel sample intervals as high as 32 meters of 1.2 g Au/t. There are likely two main parallel shears within the Santa Rita pit - similar to Gramalote - where several parallel shears in that deposit will be mined within the same designed pit.

Miranda’s sampling was difficult - and only sporadically representative - in the Guaricu pit because of extensive wall failure. However, a soil grid in an area of small workings adjacent to Guaricu shows an open soil anomaly of 600 meters by 100 to 150 meters with values in a range of 100 to 538 ppb Au. Importantly, this grid shows both that soil sampling will be effective to explore the property and that significant anomalies adjoin or extend from the large hydraulically mined excavations. The excavations, surrounding areas, and the associated soils anomalies will provide immediate drill targets - after application to title conversion and permitting. There are no environmentally sensitive areas or indigenous lands within the applications.

Argelia Project – the project details

Argelia represents Miranda’s continuing focus on adding robust epithermal gold systems that display numerous sub-parallel veins, which commonly show high values from reconnaissance systematic channel sampling. Eighteen or more distinct veins observed in surveyed historic workings on the project - with ten showing sample values of greater than 10 g Au/t up to 109 g Au/t from 0.5 meters to 4 meters sampled vein widths. The best sampling returned 20.5 g Au/t over 4 meters in a historic crosscut. Approximately 100 meters below these workings there is another adit on the same veins showing one meter at 20 g Au/t, suggesting that a mineralized “shoot” may exist between the two levels.

The veins appear to be distributed sub-parallel over a regional-scale, 2-kilometer northeast-trending shear zone and are inferred to extend for 8 kilometers along strike. The veins strike at an oblique angle to the shear zone and may possibly be emplaced in dilational structures, secondary to the main shear. Veins are only noted in workings, and it is likely that significantly more veins are unexposed within the shear zone. The style of mineralization and associated metals suggest that Argelia is an intermediate sulfidation (IS) epithermal system.

All of Miranda’s vein projects were screened for the potential to deliver future major company production profiles and resources. In part, the Buritca vein system in development by Continental Gold in the Antioquia Department.

The Argelia Project totals 5,400 hectares in exploration application, and is 145km or about four-hours by road from Medellin, within the Antioquia Department. No indigenous lands impact the project. However, the project requires conversion to title and then subtraction from the forestry reserve - as do all applications granted under the “Second Mining Law”.

4 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

Cerro Oro Project – the project details

On January 16 2013, the Company entered into a lease agreement on the Cerro Oro property (the “Cerro Oro Option”) which required payment of US$10,000 on signing and a payment of US$80,000 upon conversion of the application to a license. To maintain the lease, annual escalating payments that total $625,000 over five years will be required and thereafter annual payments of US$135,000. The project is also subject to a 1.2% production royalty and a per-ounce bonus for Measured and Indicated NI 43-101 compliant Resource and Reserves.

On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination will include the unwinding of the trust agreement between the Company, the lessees, and the trustee.

Mallama Project – the project details

The Mallama project is part of a large district that contains more than 30 mapped intermediate sulfidation epithermal veins with strike lengths of over four kilometers. In 1983, the Japanese International Cooperation Agency (JICA) mapped, sampled, and drilled a portion of the larger vein system - of which the Mallama project covers a part. The El Diamante Mine is just north of Miranda’s Mallama project, and has been active for more than 30 years - the gold at El Diamante, in particular, is associated with pyrite and quartz and secondarily with arsenopyrite, sphalerite and galena.

Historic sampling presented by the owners of the titles on the Mallama project shows vein grades from 33 g Au/t to 87 g Au/t with silver occurring on an average ratio of 10:1 silver to gold. Limited confirmation sampling assays by Miranda geologists shows 42 g Au/t over 0.5m in an active artisan mine that displays numerous parallel veins. Mallama consists of government granted titles. These titles must be subtracted from the “forestry reserve” under the “Second Mining Law”.

Preliminary work by Miranda shows significant mineralization in the Bombona Zone where systematic sampling in an area of sublevel production shows 15 samples with a weighted average grade of 22.0 g Au/t and 182.3 g Ag/t, over an average of 0.95m vein width. Soil sampling conducted by JICA shows that the Bombona Zone correlates well with gold anomalies in soils, and eight or more parallel veins can be inferred adjacent the Bombona vein. Artisanal workings suggest the Bombona Zone extends for up to 4 km in length.

Oribella Project – the project details

The Oribella project comprises approximately 10,700 hectares including one exploration license and one application on which the technical study is complete and the canon is paid.

Oribella falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east. Miranda was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested an area of high-sulfidation epithermal Au-Cu mineralization. The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusions that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite mineralization and clays associated with anomalous grades of gold and copper. This alteration is consistent with an epithermal style of gold mineralization.

Anomalous rock samples are found in an area of poor exposure approximately 1 by 2 kilometers, with gold values from 0.160 g Au/t to 9 g Au/t. Copper values range from 30 ppm to over the detection limit of 10,000 ppm or 1.0% Cu. Tellurium, barium and bismuth are commonly associated trace elements.

During its reconnaissance, Miranda noted significant areas where vegetation appeared distressed and / or limited to one predominant species suggesting high metal grades in soils. In some of these areas, road cuts showed alteration and intense fracturing filled with hematite. These areas are unsampled but may indicate extensions of alteration zones where metals in the soils have influenced vegetation.

5 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

A large soil-sampling grid is underway at Oribella, and initial results suggest anomalies over 0.10 g Au/t within an area of 800 by 400 meters. This anomaly is currently open in three directions.

Qualified Person

The data disclosed in this MD&A has been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Results of Operations

For the three months ended November 30, 2017 and 2016

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended
	Nov. 30,	Nov. 30,
	2017	2016
Loss for the period	$ 333,139	$ 425,068
Exploration and evaluation expenditures	205,117	327,545

	This decrease is due to management’s decision to slow spending in Colombia to conserve cash. This is partially offset by slight increases to salary allocations from head office for exploration management time

Investor Relations	30,383	44,263

	The 2016 amount included conference participation fees of $14,000, which management determined were not necessary in 2017

Professional fees	10,815	3,009

	This increase is due to legal fees incurred pursuant to the resignation of the former board chair

Wages and benefits	43,473	58,318

	This reduction is due increased salary allocations to Colombia exploration programs from head office for exploration management time

6 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	November 30, 2017 $	August 31, 2017 $	May 31, 2017 $	February 28, 2017 $	November 30, 2016 $	August 31, 2016 $	May 31, 2016 $	February 29, 2016 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(333,139)	(938,441)	(638,180)	(644,090)	(425,068)	(204,460)	(460,461)	(548,882)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some cases the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the near future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

7 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

The Company began the 2018 fiscal year with cash of $1,243,911. In the three months ended November 30, 2017, the Company expended $446,180 on operating activities; and expended $27,311 on investing activities; with a $13,163 positive effect of foreign exchange on cash, to end on November 30, 2017, with $783,583 in cash.

	For the three months ended
	November 30,	November 30,
	2017	2016
	$	$
Change in cash for the period	(460,328)	(560,183)
Cash used in operating activities	(446,180)	(510,752)

Cash (used in) provided by investing activities	(27,311)	(105,852)

Effect of foreign exchange on cash	13,163	56,421

At the date of this MD&A, the Company has 5,682,500 stock options outstanding, all of which are exercisable, and 29,140,555 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments - albeit, none of these securities are currently “in-the-money”.

With careful management, the Company has sufficient cash to meet its obligations as they come due for the next nine to twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

       Name                                                                                 Nature of transactions

Goldnor Global Management Inc. (“GGMI”)                             Consulting as CFO, Corporate Secretary,

                                                                                 corporate compliance services and

                                                                                     financial reporting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount.

Three months ended
	November 30, 2017	November 30, 2016
Consulting fees – GGMI	$ 37,500	$ 28,125

Accounts payable and accrued liabilities to related parties at November 30, 2017, amounted to $118,321 (August 31, 2017 - $189,926).

8 |

Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

b)	Compensation of directors and members of key management personnel (Board Chair, CEO, CFO, Corporate Secretary):

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the three-month period ended November 30, 2017 and 2016 were as follows:

	Three months ended
	November 30, 2017	November 30, 2016
Consulting fees	$ 37,500	$ 28,125
Salaries and benefits (1)	84,834	90,429
Directors fees	13,510	10,162
Share based compensation	-	-
Total	$ 135,844	$ 128,716

(1) – a portion of salaries are included in exploration and evaluation expenditures

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2017	August 31, 2017
Cash	FVTPL	$ 783,583	$ 1,243,911
Amounts receivable	Loans and receivables	4,440	4,166
Marketable securities	Available-for-sale	25,000	32,000
Investments	Available-for-sale	193,320	188,040
Advances	Loans and receivables	477	473
Accounts payable and accrued liabilities	Other liabilities	180,185	268,033

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

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Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Fair value of cash, marketable securities, and investments are determined as follows:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2017
	Level 1	Level 2	Level 3
Cash	$ 783,583	$ -	$ -	$ 783,583
Marketable securities	25,000	-	-	25,000
Investments	-	-	193,320	193,320
Total	$ 808,583	$ -	$ 193,320	$ 1,001,903

Risk Management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

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Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

Balances at November 30, 2017, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	313,692	137,780,323	463,358
Amounts receivable	-	3,728,352	1,599
Advances and deposits	-	1,113,285	477
	313,692	142,621,960	465,434
Accounts payable and accrued liabilities	(89,958)	(27,945,000)	(127,919)
Net foreign currency monetary assets	223,734	114,676,960	337,515

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $33,750 in the period.

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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Miranda Gold Corp. Management Discussion and Analysis for the three months ended November 30, 2017

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2017, dated as of December 8, 2017, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at November 30, 2017	105,005,077	49,976,355	5,682,500
Expiration of Warrants – Dec. 19, 2017	-	(20,835,800)	-
Balance as of the date of this MD&A	105,005,077	29,140,555	5,682,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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